Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
https://atombeamtech.com/

Up to $3,948,670.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AtomBeam Technologies Inc.
Address: 1036 Country Club Dr, Suite 200, Moraga, CA 94556
State of Incorporation: DE
Date Incorporated: August 17, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $3,948,670.00 | 789,734 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based Investment Incentives</u>

Friends and Family Early Birds

Invest within the first 96 hours and receive 40% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 30% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares.

<u>Amount-Based Investment Incentives</u>

Tier 1| $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3 | $20,000+

Invest $20,000+ and receive 20% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

AtomBeam Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AtomBeam is a highly sophisticated California-based company with a technology that has the potential to change the way machine/IoT data is transmitted and stored.

Protected by eight issued patents, AtomBeam's technology typically reduces IoT data by 75% while adding ultralightweight encryption. According to IDC, by 2025, half of all data generated will come from machines/IoT. Data compression algorithms, such as zip, are ineffective for IoT data. AtomBeam is the only effective way to reduce this fastest-growing data category, making it potentially a key component for a broad array of potential uses, including industrial machines, wearables, smart cities, spacecraft, medical devices, and virtually every machine that generates data. In many ways, AtomBeam is the real Pied Piper, or even better.

AtomBeam technology is a radical departure from conventional data reduction, known as data compression. Compression seeks out repeated data patterns in a file, inserting placeholders where it finds duplicated patterns, which has the effect of reducing the size of the file. In contrast, AtomBeam uses the latest machine learning techniques to find patterns across thousands of files, saving each often-repeated pattern in a Codebook and assigning to each saved pattern a Codeword, or index, which is much smaller than the pattern itself. Once the Codebook is complete, it is inserted into a source of data, such as a cell phone, and also in a destination, such as a cloud server, allowing the source and destination to communicate entirely in Codewords alone. This dramatically reduces the amount of data that is sent and makes communication commensurately faster. Compression is ineffective on IoT files, which are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant. This makes AtomBeam's technology a potential standard for machine-to-machine communications.

AtomBeam holds 11 issued/allowed and 13 pending patents. The Company's pending patent portfolio is extensive and relates to both proposed uses of the technology as well as mathematical and architectural approaches that further optimize the Company's software. Potential uses include applications unrelated to IoT, including its use in data centers. Patent filings related to optimization include the application of highly complex mathematical techniques and approaches that are expected to have the effect of increasing execution speed, improving security, and further improving compaction ratios.

The Company markets its product to manufacturers and end-users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings, and much else, with significant traction with several large corporations. AtomBeam's revenue is derived from annual license and maintenance fees based on the number of servers and connected devices. The company also seeks to license resellers, who build AtomBeam into their IoT solution and offer the combination service to their customers. Resellers largely support the combined product and remit a share of the revenue that is received as payment for use of AtomBeam's software to AtomBeam.

AtomBeam Technologis Inc. is currently in the pre-revenue stage of development. The company was founded in September 2017 as a Delaware LLC, Drivewarp LLC. In 2019, the company changed its name and corporate form to AtomBeam Technologies Inc., a Delaware C-Corp effective January 29, 2019.

Competitors and Industry

AtomBeam holds a unique position in the IoT industry. The Company's software primarily impacts IoT connectivity, which is estimated to be a $163 billion market in 2020 and expected to grow to $493 billion in 2026 (https://www.businesswire.com/news/home/20211015005387/en/Global-IoT-Connectivity-Market-Analysis-and-Forecast-Report-2021---ResearchAndMarkets.com), a 20.9% CAGR. This market includes the cost of IoT use of cellular, private, and satellite networks. For networks carrying machine-generated, non-video data, AtomBeam has the potential to reduce the amount of data needed to be transported by an average of 75%; most users can expect to realize significant savings as a result, and for those with metered, by the megabyte plans, reduction in the amount of data being transmitted is directly correlated to the compaction ratio. For network operators, the added bandwidth potential that AtomBeam provides can effectively replace the need to launch more satellites or eliminate other investments in costly, more capable hardware.

For its data reduction capability, AtomBeam's primary competition is increased IoT network capacity, such as the expansion of cellular networks, launching more satellites, and upgrades of private IoT systems. For increased data speed, competition could be construed as edge computing solutions such as those sold by MobiledgeX, Mutable, Edge Gravity, Ori, and others. AtomBeam also provides enhanced IoT security; there are many IoT encryption and security monitoring companies, such as Armis, Claroty, Check Point, Forescout, NAGRA, Palo Alto Networks, and many others, but AtomBeam is more likely to be used to enhance other security products by combining the technologies than as a substitute for an IoT security product. AtomBeam's unique technology and patent moat make it well protected against the competition, although the possibility that a competitor could introduce a product that offers similar benefits as AtomBeam's cannot be discounted.

The Company's focus on satellite data from an operational standpoint consists of two stages. Initially, AtomBeam is concentrating its efforts to close three prospective customers that represent two different satellite data constituencies, remote sensing and satellite terminals. A key part of this effort is the association of one of the remote sensing companies with one of the largest satellite operators that use a standard software module for customer connectivity. By integrating into that module, the remote sensing company becomes a test case for the entire satellite operator. Once proven, the satellite operator may adopt AtomBeam widely and relatively quickly, since the Company's software would be pre-integrated. Moreover, if the satellite operator has demonstrated AtomBeam's effect because satellite bandwidth is a commodity and pricing is generally driven by the market if one operator has established a means of lowering its cost and therefore pricing, others may be compelled to follow. In that event, AtomBeam could benefit considerably, since competitors to the initial satellite operator may feel a need to follow their lead.

Current Stage and Roadmap

Between 2017 - 2020, AtomBeam spent most of its focus on research, development, testing, and patent filings. Now, AtomBeam has a production product that is in customer field testing. Its customer portal demo site, along with the first production release of its product, was launched in October 2020 and is being used extensively for testing data samples by prospective customers. In addition, AtomBeam offers its customers a "software development kit", or SDK, which includes a copy of the AtomBeam software, manuals, testing software, and other components used by customers for in-depth testing and integration into their solution.

Several large companies are testing, or plan to test AtomBeam's product, including a major networking equipment maker, Saab, a cloud service provider, a satellite operator, a blockchain company, and others. Two big pharma companies have approached AtomBeam to inquire about the use of our product for bioinformatics, which while it is a good target cannot be addressed with the current company resources. In 2020 AtomBeam signed a deal with a Japanese distributor that is marketing AtomBeam's product to their customers. Several smaller companies are also working with the company to integrate AtomBeam into their offerings, as well, and when the sales are closed could represent important milestones for the company, since it demonstrates to the major companies the viability of the technology.

For the present, AtomBeam is focused on satellite data, due to the following factors:

1. The industry is in the process of being disrupted by Starlink and other LEO companies, and the legacy satellite operators are searching for ways to increase the productivity of their existing constellations;

2. The cost of satellite data connectivity is high and bandwidth is limited;

3. Satellite is a growing market and many potential users could be accessed if the cost of connectivity was lower.

Building AtomBeam into a product that is sold by a major company offers an important opportunity for AtomBeam to reach a far larger set of potential users than the company can on its own. Consequently, AtomBeam's marketing focus is on resellers of satellite connectivity or who use satellite data as a core part of their services. Several of these companies may see the opportunity to build a competitive advantage for their products by building in AtomBeam, as well as a new revenue source by means of reselling AtomBeam's technology. For AtomBeam, this approach provides an opportunity to greatly leverage its limited engineering and sales resources to address much bigger opportunities than would otherwise be possible by addressing one customer at a time, with the exception of very large end-user customers.

The Company's focus on satellite data from an operational standpoint consists of two stages. Initially, AtomBeam is concentrating its efforts to close three prospective customers that represent two different satellite data constituencies, remote sensing and satellite terminals. A key part of this effort is the association of one of the remote sensing companies with one of the largest satellite operators that use a standard software module for customer connectivity. By integrating into that module, the remote sensing company becomes a test case for the entire satellite operator. Once proven, the satellite operator may adopt AtomBeam widely and relatively quickly, since the Company's software would be pre-integrated. Moreover, if the satellite operator has demonstrated AtomBeam's effect because satellite bandwidth is a commodity and pricing is generally driven by the market if one operator has established a means of lowering its cost and therefore pricing, others may be compelled to follow. In that event, AtomBeam could benefit, since competitors to the initial satellite operator may feel a need to follow their lead.

The Team

Officers and Directors

Name: Charles Yeomans

Charles Yeomans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 01, 2017 - Present
  Responsibilities: The CEO is responsible for execution of the policies and strategy approved by the Company's board of directors. Compensation is currently $120,000 annually, expected to rise to $225,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

- **Position:** Chairman
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Promulgating agendas for and chairing board meetings

Other business experience in the past three years:

- **Employer:** Trigemina Inc.
  Title: Chairman
  Dates of Service: September 01, 2011 - Present
  Responsibilities: Chairing board meetings, occasionally interface with management.

Name: Aliasghar Riahi

Aliasghar Riahi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  Dates of Service: September 01, 2017 - Present

Responsibilities: Direction of conceptualizing, architecting and coding the company's product. Compensation is currently $120,000 annually, rising to $180,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

Other business experience in the past three years:

- **Employer:** UC Berkeley
  Title: Information Systems Analyst
  Dates of Service: August 01, 2017 - November 01, 2018
  Responsibilities: Management of aspects of the university's data systems.

Name: Joshua Cooper, PhD

Joshua Cooper, PhD's current primary role is with University of South Carolina. Joshua Cooper, PhD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientist
  Dates of Service: February 18, 2018 - Present
  Responsibilities: Conceptualizing and architecting software and potential applications. Paid on hourly basis of $200 per hour, and has 250,000 in options.

Other business experience in the past three years:

- **Employer:** University of South Carolina
  Title: Professor of Mathematics
  Dates of Service: August 15, 2006 - Present
  Responsibilities: Teaching and research

Name: Kayla Vallarta

Kayla Vallarta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Keeping corporate books, reporting, banking

- **Position:** Corporate Secretary
  Dates of Service: July 17, 2020 - Present
  Responsibilities: Maintenance of corporate books and records. No cash compensation currently, owns 80,000 shares of common stock.

Other business experience in the past three years:

- **Employer:** Trigemina Inc.
  Title: Director of Finance and Policy
  Dates of Service: September 01, 2012 - December 31, 2020
  Responsibilities: Maintenance of corporate financial records and banking

Name: Courtney Benham

Courtney Benham's current primary role is with Martin Ray Winery. Courtney Benham currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Member of Board of Directors, compensation is $0 cash and 69,000 shares in a restricted share grant with vesting over 48 months.

Other business experience in the past three years:

- **Employer:** Martin Ray Winery
  Title: Owner
  Dates of Service: January 01, 1992 - Present
  Responsibilities: General management

Name: Mojgan Haddad

Mojgan Haddad's current primary role is with Corin Group. Mojgan Haddad currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 17, 2017 - Present
  Responsibilities: Member of Board of Directors, compensation is $0 cash and 69,000 shares in a restricted share grant with vesting over 48 months.

Other business experience in the past three years:

- **Employer:** Corin Group
  Title: Senior Director of Software Engineering
  Dates of Service: January 01, 2020 - June 30, 2021
  Responsibilities: Lead Software engineering department for the company.

Other business experience in the past three years:

- **Employer:** Talis Biomedical Corporation
  Title: Senior Director, Bioinformatics & Software
  Dates of Service: January 01, 2015 - January 01, 2020
  Responsibilities: Created the vision for Talis' scientific applications, algorithms, and computing infrastructure and tools and led teams to execute.

Other business experience in the past three years:

- **Employer:** Protein Metrics Inc.
  Title: Vice President of Engineering
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Supervise software development activities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to MAX FUNDING GOAL in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a

determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our software. Delays or cost overruns in the development of our software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs, including large telcos, satellite operators and other companies that are building additional bandwidth. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that AtomBeam's software product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark for "AtomBeam", and has copyrights, Internet domain names, and trade secrets. The Company has been assigned seven issued patents, an allowed patent and 11 pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may

misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam Technologies Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AtomBeam Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business.

New Technology Product Risk
The Company's product creates a fundamentally new category of product, for which

there is no existing comparable product in the market. There can be no assurance that a market for the Company's product exists or will exist, and consequently the Company may not be successful in selling customers licenses to use its product.

Potential for Theft of Intellectual Property
The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intend to vigorously defend its intellectual property, and maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful in defending its rights to its intellectual property.The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intend to vigorously defend its intellectual property, and maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful, or be able to afford the cost, to defend its rights to its intellectual property.

Sophisticated Engineering Requirements
Our software is classed as middleware, which requires users to integrate it into their existing software. This limits the accessibility of the software to engineers who have the technological sophistication to undertake this integration process, and costs money and time, which may limit the appeal of AtomBeam's product to the broader market.

Future Development Risk
For AtomBeam's software to achieve widespread acceptance, it will require a major effort to improve its sophistication, speed, automation, and other key improvements. Some of these improvements may prove difficult or impossible to execute, limiting the AtomBeam product's appeal.

Unproven Market for AtomBeam's Software
AtomBeam's software is highly innovative and represents a new category for technology products. As such, until the Company achieves substantial revenue, there can be no assurance that a market exists for the Company's product. AtomBeam necessarily depends on a recognition of the economic value its software provides to prospective customers; if prospective customers do not find such economic value to be present, the Company may not achieve its financial objectives.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign

page.

Potential for a transaction involving investment by a blockchain company described in the offering may not be consummated, or could be delayed, or could be closed on terms that are not as favorable to the Company.

The Company is under a letter of intent with a blockchain company that contemplates their investment of $5 million in the Company under favorable terms. There is a risk that this investment does not close or closes under terms less favorable to the Company, or is significantly delayed. If any of these events were to occur, the Company's ability to address key initiatives may be impaired or not occur, negatively affecting the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	2,440,000	Common Stock	35.3%
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	1	Convertible Promissory Note PN-4a	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	1	Convertible Promissory Note PN-06	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	1	Convertible Promissory Note CN-19	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	1	Convertible Promissory Note CN-25	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	1	Convertible Promissory Note CN-28	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1,460,000	Common Stock	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note CN-20	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Promissory Note PN-29	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Promissory Note PN-17	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note PN-01	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note PN-02	
		Convertible	

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Promissory Note PN-05	21.1%
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note PN-12	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note PN-15	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note CN-30	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note CN-37	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Promissory Note PN-38	
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	1	Convertible Promissory Note PN-04	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	2,636,000	Common Stock	38.2%
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note PN-07	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note PN-16	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-20	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-26	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-27	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-24	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note PN-03	

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note CN-20, Convertible Promissory Note - Series 2020 - CF, Convertible Promissory Note CN-26, Convertible Promissory Note CN-27, Convertible Promissory Note PN-03, Convertible Promissory Note CN-24, Convertible Promissory Note PN-07, Convertible Promissory Note PN-16, Convertible Promissory Note CN-23, Convertible Promissory Note CN-23, Convertible Promissory Note CN-21, Convertible Promissory Note CN-19, Convertible Promissory Note CN-25, Convertible Promissory Note CN-28, Convertible Promissory Note PN-06, Convertible Promissory Note PN-4a , Convertible Promissory Note CN-36, Convertible Promissory Note CN-22, Convertible Promissory Note CN-35, Convertible Promissory Note CN-31, Convertible Promissory Note CN-34, Convertible Promissory Note CN-32, Convertible Promissory Note CN-35a, Convertible Promissory Note CN-30, Convertible Promissory Note PN-01, Convertible Promissory Note PN-02, Convertible Promissory Note PN-04, Convertible Promissory Note PN-05, Convertible Promissory Note PN-12, Convertible Promissory Note PN-15, Promissory Note PN-29, Promissory Note PN-17, Convertible Promissory Note CN-37, and Promissory Note PN-38. As part of the Regulation Crowdfunding raise, the Company will be offering up to 789,734 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 10,267,285 outstanding.

Voting Rights

Voting rights: Each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Please see the voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights & Stockholder Agreement

The Company has a stockholder agreement from 2019 executed between then stockolders and the company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in this offering will not be signing a Joinder Agreement.

The Stockholder Agreement contains transfer restrictions and drag along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction.

Stock Options, Warrants, RSUs

The amount outstanding includes the following calculation which provides summary information for the company's capitalization.

Issued and outstanding shares of common stock: 6,908,551

Shares subject to issuance pursuant to RSUs and Options: 2,854,666

Shares subject to issuance pursuant to warrants: 504,068

Shares outstanding or issuable for RSUs/Options/Warrants: 10,267,285

• Warrants

The following warrants have been issued by the company as consideration for services provided by vendors and advisors.

Warrant Number Shares Exercise Price Issue Date Expiration Date

1 100,000 $0.17 2-01-2019 04-30-2024

2 60,698 $0.01 08-08-2019 07-31-2024

3 28,000 $0.17 07-17-2019 04-30-2024

4 28,000 $0.17 07-17-2019 04-30-2024

5 56,685 $0.001 09-01-2021 03-14-2024

6 56,685 $0.001 09-01-2021 03-14-2024

7 90,000 $0.05 09-01-2021 01-07-2025

8 84,000 $0.17 02-01-2019 01-21-2024

Total 504,068

For Warrants 1, 2, 3, 4, 7 and 8, the following vesting schedule applies: The exercise of the Warrants shall be subject to vesting as follows: One-forty-eighth (1/48th) of the total number of Shares shall vest upon the expiration of each full calendar month of each Holder's continuous service to the Company for the each of the next forty-eight (48) months, such that all such Shares shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls. No Shares shall vest following any termination of each Holder's continuous service to the Company, and any unvested Shares shall thereupon be forfeit without consideration. The Warrants shall only be exercisable, at any time or from time to time, with respect to Shares that have vested.

For Warrants 5 and 6, the following vesting schedule applies: Upon presentation of an invoice by a Holder to the Company on the basis of work performed by Holder and other personnel for the Company as detailed in such invoice, an equal number of Shares will vest as USD are invoiced. For example, if an invoice is presented by each Holder for USD$1,000, at that time 1,000 Shares will vest under the Warrant. No Shares shall vest following any termination of Holder's continuous service to the Company, and any unvested Shares shall thereupon be forfeit without consideration. This Warrant shall only be exercisable, at any time or from time to time, with respect to Shares that have vested.

• 2019 Stock Incentive Plan

650,000 shares of common stock are issuable pursuant to exercise of options that have been granted to employees, consultants and advisors ("Options").

Options Granted

Option number	Options Granted	Vesting Schedule	Vesting Start Date	Exercise Price
1	40,000	2	01-Apr-19	$0.12
2	75,000	1	01-Feb-19	$0.05
3	35,000	1	01-Nov-18	$0.10
4	35,000	1	01-Jun-19	$0.12
5	20,000	2	01-Apr-18	$0.05
6	15,000	4	01-Jan-19	$0.17
7	70,000	2	01-Aug-18	$0.05
8	35,000	1	01-Sep-20	$0.05
9	40,000	5	01-Aug-19	$0.12
10	35,000	1	01-Feb-19	$0.12

11 250,000 2 01-Aug-21 $0.05

Total 650,000

2019 Stock Incentive Plan vesting schedules:

1. Four years monthly, with no cliff: One-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next forty-eight (48) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

2. Four years monthly, with one-year cliff: One-fourth (1/4th) of the total number of shares subject to such option shall vest on the first anniversary of the vesting start date so long as the grantee provides continuous service to the Company through and including such anniversary date; thereafter, one-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next thirty-six (36) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

3. Two years monthly, with no cliff: One-twenty-fourth (1/24th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next twenty-four (24) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

4. Fully vested. The all shares shall be vested on the date of issuance.

5. Vesting for services. Upon presentation of an invoice by Optionee to the Company on the basis of work performed by Optionee, an equal number of shares will vest as USD are invoiced. For example, if an invoice is presented by Optionee for USD$1,000, at that time 1,000 shares will vest.

• 2021 Equity Incentive Plan

2,204,666 shares of common stock are issuable pursuant to exercise of Restricted Stock Units ("RSUs") that have been granted to employees, consultants and advisors. RSUs were adopted by the company in the 2021 Equity Incentive Plan to replace the use of Options for employees, consultants and advisors as incentives.

Restricted Stock Units Granted

Holder # RSUs Vesting Start

1 75,000 02-01-2022

2 25,000 01-01-2022

3 100,000 01-01-2022

4 50,000 01-01-2022

5 50,000 01-01-2022

6 40,000 01-01-2022

7 50,000 01-01-2022

8 35,000 01-01-2022

9 35,000 01-01-2022

10 1,000 01-01-2022

11 44,000 01-01-2022

12 20,000 01-01-2022

13 20,000 01-01-2022

14 10,000 01-01-2022

15 150,000 01-31-2022

16 25,000 01-01-2022

17 100,000 01-01-2022

18 25,000 01-01-2022

19 10,000 01-01-2022

20 50,000 01-01-2022

21 66,666 01-01-2022

22 50,000 01-01-2022

23 50,000 01-01-2022

24 42,000 01-01-2022

25 25,000 01-01-2022

26 96,000 01-01-2022

27 226,000 01-01-2022

28 480,000 01-01-2022

29 69,000 01-01-2022

30 25,000 04-01-2022

31 70,000 04-01-2022

32 60,000 05-19-2022

33 10,000 05-19-2022

34 20,000 04-01-2022

Total 2,204,666

2021 Equity Incentive Plan vesting schedule:

(a) Two-Tiered Vesting. The vesting of the RSUs is conditioned on satisfaction of two vesting requirements before the Expiration Date or earlier termination of the RSUs pursuant to the Plan or the RSU Agreement: a time- and service-based requirement (the "Service Requirement") and a liquidity-event requirement (the "Liquidity Event Requirement"), each as described below.

(i) Service Requirement. For so long as Participant is in continuous Service through each applicable date, the Service Requirement will be satisfied with respect to (i) twenty-five percent (25%) of the RSUs subject to this award on the one-year anniversary of the first Quarterly Vesting Date (as defined below) to occur immediately following the Vesting Commencement Date, and (ii) an additional 1/12 of the RSUs thereafter on each subsequent Quarterly Vesting Date. For purposes of this Notice of Grant and the RSU Agreement, "Quarterly Vesting Date" shall mean February 15, May 15, August 15 and November 15.

(ii) Liquidity Event Requirement. The Liquidity Event Requirement will be satisfied on the earliest to occur of: (A) the effective date of an underwritten initial public offering of the Company's securities (the "IPO") and (B) the date of an Acquisition, but only if the Acquisition also constitutes a permissible payment event as a change in ownership, effective control, or sale of substantially all of the assets, as provided under Section 409A (the earliest of the prong (A) or (B) to occur, the "Initial Vesting Event").

(b) RSUs Vested at Initial Vesting Event. If at the time of the Initial Vesting Event, Participant is not in continuous Service and did not meet the Service Requirement with respect to any portion of the RSUs, then no portion of the RSUs shall vest. If at the time of the Initial Vesting Event, Participant is in continuous Service or has ceased to be in continuous Service but did meet the Service Requirement with respect to any portion of the RSUs, then the RSUs shall vest as to the number of RSUs, if any, that have satisfied the Service Requirement as of the Initial Vesting Event in accordance with clause (a)(i) above.

(c) RSUs Vested after Initial Vesting Event. If Participant is in continuous Service at the time of the Initial Vesting Event, then with respect to RSUs that have not vested as of the Initial Vesting Event under the preceding clause (b) above, vesting shall continue after the Initial Vesting Event in accordance with the Service Requirement set forth in clause (a)(i) above (each subsequent vesting date, a "Subsequent Vesting

Event”).

Convertible Promissory Note CN-20

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-20 are outlined below:

Amount outstanding: $60,000.00
Maturity Date: March 31, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note - Series 2020 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $2,542,107.00
Maturity Date: January 05, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: January 05, 2023, or when company raises at least $1,000,000.00 in a Qualified Equity Financing, whichever is sooner.

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the “Equity Investors”) on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a “Qualified Financing”), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(e) Certain holders of the Notes are qualified to receive bonus shares upon conversion of their Notes based on timing of their investments and other factors. Such shares would increase the total number of shares that would otherwise be issuable upon conversion of the Notes.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of Common Stock divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Convertible Promissory Note CN-26

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-26 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: July 15, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-27

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-27 are outlined below:

Amount outstanding: $22,500.00
Maturity Date: September 30, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-03

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-03 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: April 01, 2024
Interest Rate: 5.0%
Discount Rate: 5.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-24

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-24 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: June 15, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-07

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-07 are outlined below:

Amount outstanding: $12,500.00
Maturity Date: April 21, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-16

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-16 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: June 30, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-23

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-23 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: June 09, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-23

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-23 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: June 09, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-21

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-21 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: May 14, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-19

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-19 are outlined below:

Amount outstanding: $60,000.00
Maturity Date: March 21, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-25

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-25 are outlined below:

Amount outstanding: $20,000.00
Maturity Date: July 19, 2023
Interest Rate: 5.0%
Discount Rate: 0.2%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-28

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-28 are outlined below:

Amount outstanding: $6,000.00
Maturity Date: September 30, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-06

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-06 are outlined below:

Amount outstanding: $12,500.00
Maturity Date: April 01, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-4a

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-4a are outlined below:

Amount outstanding: $10,000.00
Maturity Date: March 01, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-36

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-36 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: June 06, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-22

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-22 are outlined below:

Amount outstanding: $5,000.00

Maturity Date: June 08, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: June 24, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-31

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-31 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 19, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-34

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-34 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: May 13, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-32

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-32 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: March 24, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $5,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35a

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35a are outlined below:

Amount outstanding: $60,000.00
Maturity Date: June 06, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-30

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-30 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: January 26, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-01

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-01 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: July 19, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-02

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-02 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 05, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-04

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-04 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: April 23, 2023

Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-05

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-05 are outlined below:

Amount outstanding: $200,000.00
Maturity Date: April 01, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-12

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-12 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: October 17, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-15

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-15 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 24, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Promissory Note PN-29

The amount of securities outstanding is 100,000.

Material Rights

Principal and interest will be due upon maturity on a date that is forty-eight (48) months from the date of issuance of the Note or the Next Equity Financing, whichever occurs first. The Next Equity Financing is defined as a financing from which the Company receives gross proceeds of not less than $10,000,000.

Promissory Note PN-17

The amount of securities outstanding is 150,000.

Material Rights

Principal and interest will be due upon maturity on a date that is sixty (60) months from the date of issuance of the Note or the Next Equity Financing, whichever occurs first. The Next Equity Financing is defined as a financing from which the Company receives gross proceeds of not less than $10,000,000.

Convertible Promissory Note CN-37

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-37 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 29, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Promissory Note PN-38

The amount of securities outstanding is 200,000.

Material Rights

Principal and interest will be due upon maturity on a date that is thirty six (36) months from the date of issuance of the Note or the Next Equity Financing, whichever occurs first. The Next Equity Financing is defined as a financing from which the Company receives gross proceeds of not less than $5,000,000.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, grants of restricted stock, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A and B LLC units (AtomBeam was converted to a C Corp from Drivewarp LLC, all units were exchanged for common stock)
  Type of security sold: Equity

Final amount sold: $401,305.00
Number of Securities Sold: 6,908,551
Use of proceeds: Software development and general corporate purposes
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $1,178,500.00
Use of proceeds: Software development and general corporate purposes
Date: November 30, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
Final amount sold: $450,000.00
Use of proceeds: Software development and general corporate purposes
Date: May 19, 2022
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 193,000
Use of proceeds: Issuance in relation to cancelling a directors option agreement.
Date: June 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $2,457,160.00
Use of proceeds: General corporate purposes and software development
Date: September 15, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

During 2020 and 2021, the company was conducting software development to build and test its product and complete filings of patents to protect its intellectual property. The company devoted significant resources in 2021 to the development of its principal software product.

2020

Revenue

The company had $2,000 in revenue in 2020. No cost of goods were associated with this revenue as it was a grant from the SBA.

Expenses

Total expenses for 2020 were $508,560. Consultants, primarily software developers and architects, were paid $377,360, while sales and marketing expenses were $19,479, an amount that reflected both an effort by the company to conserve its cash and the elimination of in-person trade shows due to COVID-19. Other operating expenses were $99,518. In addition, the company accrued non-cash interest expense of $47,519 on convertible notes.

2021

Revenue

The company had $0 in revenue in 2021. No cost of goods were associated with this revenue.

Expenses

Total expenses for 2021 were $2,189,417. Consultants, primarily software developers and architects, were paid $800,155, up $422,795 from 2020, while sales and marketing expenses were significantly increased from 2020 levels to $190,000, reflecting expenses for the Company's new website, promotion, and advertising expenses for digital marketing and higher travel expenses due to the amelioration of COVID-19. Other operating expenses were $266,971, or $167,453 higher than in 2020 due to higher legal and professional fees, higher insurance expense,s and higher office supplies and software expenses. The company accrued a non-cash interest expense of $143,176 on convertible notes, reflecting higher total convertible note balances. The Company received $49,813 in Income from a U.S. Government grant.

Historical results and cash flows:

AtomBeam launched its product in October 2020, and since that time, AtomBeam has focused on upgrading and refining it based on customer feedback. A key point of emphasis, as users adopt AtomBeam's technology, will be to build out the infrastructure, such as technical support and certifications required by large customers. "Productizing" AtomBeam and these support functions will require significant investment as the company moves forward.

AtomBeam expects to begin to realize a small amount of revenue for its software product in 2022, and a larger amount of revenue in 2023. AtomBeam's product is highly technical and its primary market consists of large companies that generally are slower than smaller companies in their decision-making processes, but represent large potential long-term opportunities. In addition, because the company has been the recipient of a government contract in the past, the opportunity for the company to receive more government contracts in the future may be enhanced, and the company intends to pursue these opportunities as resources permit. A U.S. Air Force Phase 1 contract totaling $49,813 in value was awarded to the company in April 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has $333,528 in its bank account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The StartEngine sourced capital is important but is likely to not be critical to maintaining the Company's operations. Prior to its listing on StartEngine, the Company had raised approximately $1.5 million in funding from angel investors, and these same angel investors remain involved and, provided the Company continues to make progress, may be willing to invest additional capital to support the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While funding obtained through the campaign are important to the Company, other sources of capital have historically been available to support the Company's operations. Venture capital funds continue to express interest in the Company, as do other potential investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly burn is currently approximately $120,000, and consequently an additional $10,000 in funding is likely to be of minor impact. Full-time staffing currently includes a CEO, a CTO, two software engineers, and a VP of Business Development. Part-time staff includes a CSO, an acting VP of Engineering, a Controller, and several college student interns. There is a small degree of variability in the monthly burn that allows for expenses to be delayed, if required, due to the cash balance. Other expenses include $2,000 for monthly office rent, various services such as AWS, patents, and other minor expenses. The current level of staffing is sufficient to support the ongoing development of the core software, filing patents, working to find prospects, and developing proposals for DoD but is inadequate for support of more than a small number of customers, and does not allow for the robust development speed that management believes would be in the best interest of the company. Consequently, a need for additional capital has been identified and is being sought through crowdfunding and other avenues.

How long will you be able to operate the company if you raise your maximum funding goal?

Management estimates that with its planned future staff additions expected to be onboarded with additional resources, and with the maximum funding goal met it will be able to operate the Company for approximately 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Several angel investors have expressed interest in continuing to support the Company through additional investments in the future, including one angel investor who has already invested over $1 million in the Company.

The Company has signed a non-binding letter of intent ("LOI") with a blockchain company under which the blockchain company would invest $5 million in AtomBeam as a component of a broader partnership. The valuation in the LOI would be at a substantial multiple to the valuation cap of the notes that were issued in 2021 under our Reg CF offering. As of the date of AtomBeam's 2021 audit (May 16, 2022), the deal is scheduled to close by late July. However, the LOI includes an exclusivity provision that expired on May 31, 2022, and if the Company and the blockchain company do not agree to extend the exclusivity provision beyond May 31, 2022, the terms of the investment by the blockchain company may be amended significantly or the investment may not close. It is important to note that the LOI is non-binding with respect to the deal, and closing is dependent on the blockchain company raising its own funding and AtomBeam and the blockchain company completing mutual due diligence and executing definitive documents. The parties, however, agree that a transaction in the form set forth in the LOI continues to be of potential mutual benefit to both parties and consequently discussions remain active and positive.

Indebtedness

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $150,000.00
  Interest Rate: 5.0%
  Maturity Date: February 26, 2025
  Interest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: November 23, 2024
  Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $200,000.00
  Interest Rate: 5.0%
  Maturity Date: May 19, 2025
  Interest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $5,000,000.

- **Creditor:** U.S. Small Business Administration
  Amount Owed: $36,400.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2050
  Secured Loan provided by US SBA.

Related Party Transactions

- **Name of Entity:** Courtney Benham
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Courtney Benham has invested a total of $1,600,200 in the Company via his investment vehicle Wazoo Partners, LLC in the form of equity, convertible notes and debt.
  Material Terms: The investments made by Courtney Benham using Wazoo Partners LLC ownership are detailed in the offering materials including convertible notes PN-1, PN-2, PN-5, PN-12, PN-15, CN-30, and also in the straight debt notes totaling $450,190. In addition, Wazoo Partners LLC invested

$400,010 in equity when the Company was under its old name and corporate form, drivewarp LLC. Finally, Wazoo Partners LLC invested $92,233 in the Company's first crowdfunding capital raise on StartEngine in 2021.

- **Name of Entity:** Asghar Riahi
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Asghar Riahi, via his family trust, the Ali A. Riahi & Mojgan Haddad Family Trust, invested $540 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $135,000 in convertible notes.
  Material Terms: The Ali A. Riahi & Mojgan Haddad Family Trust purchased convertible notes PN-3, PN-7, PN-16, CN-20, CN-24, CN-26 and CN-27, the terms of which are detailed in the disclosures under convertible notes. The purchase of his original equity stake was made at the Company's founding.

- **Name of Entity:** Mojgan Haddad
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mojgan Haddad, a director and wife of Asghar Riahi, via her family trust, the Ali A. Riahi & Mojgan Haddad Family Trust, invested $540 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $135,000 in convertible notes.
  Material Terms: The Ali A. Riahi & Mojgan Haddad Family Trust purchased convertible notes PN-3, PN-7, PN-16, CN-20, CN-24, CN-26 and CN-27, the terms of which are detailed in the disclosures under convertible notes. The purchase of her original equity stake was made at the Company's founding.

- **Name of Entity:** Charles Yeomans
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Charles Yeomans, via his family trust, the Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008, invested $400 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $108,500 in convertible notes.
  Material Terms: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008 purchased convertible notes PN-4a, PN-6, CN-19, CN-25, and CN-28, the terms of which are detailed in the disclosures under convertible notes. The purchase of his original equity stake was made at the Company's founding.

Valuation

Pre-Money Valuation: $51,336,425.00

Valuation Details:

The valuation was determined on the basis of the achievement of key milestones and comparisons with other companies at a similar stage of development. These milestones include:

• Minimum Viable Product has been extensively tested by multiple large corporations and smaller companies and has been determined to be fully functional

• First commercial revenue contract signed with Saab

• Awarded two U.S. government contracts by the U.S. Navy and the U.S. Air Force

• Sales pipeline includes multiple companies in various stages of evaluation and testing of the AtomBeam product

• Seven issued patents, one allowed patent, and 11 pending patents, with additional potential patent filings in process

• Highly qualified engineers and sales personnel on staff sufficient to support product development and sales engineering requirements

The Company believes that it has moved past the early startup stage and its work to complete proof of concept pilot projects with prospective customers will result in revenue-generating contracts in the near future. The nature of the Company's product is such that, once integration into a product has been completed in a product or service of a reseller of AtomBeam's technology, it has the potential to be used by virtually every end-user customer of the reseller. Consequently, while it takes time to integrate AtomBeam's product, once this has been completed the potential for very broad use is significant, given the advantages provided by AtomBeam. As a result, AtomBeam expects that once its product becomes available to end-users via a reseller it has the potential for fast adoption. This makes AtomBeam's future potential very significant and adds to its value.

Disclaimers

AtomBeam set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. As of December 31, 2020, the Company has issued $1,001,000 of Convertible Notes. In 2021, the Company raised $2,457,160 by issuing convertible notes through the StartEngine platform. The Company has accrued $86,128 of unpaid interest on the convertible notes raised on the StartEngine platform. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  53.5%
  Fees for certain services provided by StartEngine.

- *Operations*
  43.0%
  General operating expenses include SaaS platforms, office rent and other operating expenses.

If we raise the over allotment amount of $3,948,670.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Promotional activities such as creating and posting videos and other content marketing, as well as paying for the retention of sales personnel.

- *Research & Development*
  30.0%
  Development of the core software product and implementation tools.

- *Company Employment*
  35.0%
  Employee and consulting expenses related to sales engineering and sales functions, as well as administrative functions of the company.

- *Operations*
  21.5%
  General operating expenses include SaaS platforms, office rent and other operating expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://atombeamtech.com/ (https://atombeamtech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atombeam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AtomBeam Technologies Inc.

[See attached]

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2021 and 2020

IndigoSpire

CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

May 16, 2022

To: Board of Directors, AtomBeam Technologies, Inc.
Re: YE 2021 and 2020 Financial Statement Audit

Opinion

We have audited the accompanying consolidated financial statements of AtomBeam Technologies, Inc. (a corporation) (the "Company"), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, changes in shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

May 16, 2022

ATOMBEAM TECHNOLOGIES INC.
BALANCE SHEETS
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2021**	**2020**
Current Assets		
Cash and cash equivalents	$ 333,528	$ 56,099
Total current assets	333,528	56,099
Fixed assets, net of accumulated depreciation	2,574	0
Intangible assets	201,541	93,822
Total Assets	$ 537,644	$ 149,921
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 56,900	$ 83,596
Other current liabilities	104,025	25
Total Current Liabilities	160,925	83,621
Notes payable	436,590	186,400
Convertible note payable, net of issuance costs and commitments receivable of $51,928	3,303,696	1,248,690
Accrued interest payable	215,706	72,530
Government-backed loans payable	36,300	8,400
Total Liabilities	4,153,218	1,599,641
SHAREHOLDERS' EQUITY		
Common Stock	555,196	437,172
Retained deficit	(4,170,769)	(1,886,892)
Total Shareholders' Equity	(3,615,574)	(1,449,720)
Total Liabilities and Shareholders' Equity	$ 537,644	$ 149,921

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues, net	$ 0	$ 2,000
Operating expenses		
Marketing and advertising	190,000	19,479
Selling, general and administrative	1,999,817	489,081
Total operating expenses	2,189,871	508,560
Net Operating Income (Loss)	(2,189,417)	(506,560)
Interest (expense)	(143,176)	(47,519)
Depreciation (expense)	(643)	(4,659)
Grant income	49,813	0
Tax provision (benefit)	--	--
Net Income (Loss)	$ (2,283,877)	$ (558,738)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar year ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2020	**$ 401,155**	**$ (1,328,154)**	**$ (926,999)**
Issuance of stock options	36,017		36,017
Net loss		(558,738)	(558,738)
Balance as of December 31, 2020	**$ 437,172**	**$ (1,886,892)**	**$ (1,449,720)**
Issuance of stock options	116,396		116,396
Exercise of stock options	1,628		1,628
Net loss		(2,283,877)	(2,283,877)
Balance as of December 31, 2021	**$ 555,196**	**$ (4,170,769)**	**$ (3,615,574)**

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Operating Activities		
Net Income (Loss)	$ (2,283,877)	$ (558,738)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	643	4,659
Changes in operating asset and liabilities:		
Increase (decrease) in accounts payable	(26,696)	41,120
Increase (decrease) in other current liabilities	104,000	(39,973)
Increase (decrease) in interest payable	143,176	51,426
Net cash used in operating activities	(2,062,754)	(501,506)
Investing Activities		
Acquisition of fixed assets	(3,217)	0
Acquisition of intangible assets	(107,719)	(31,672)
Net cash used in operating activities	(110,936)	(31,672)
Financing Activities		
Proceeds from capital transactions	118,024	36,017
Proceeds of notes issuance	278,090	158,400
Proceeds from convertible note issuance	2,055,006	329,000
Net change in cash from financing activities	2,451,120	523,417
Net change in cash and cash equivalents	277,429	(9,761)
Cash and cash equivalents at beginning of period	56,099	65,860
Cash and cash equivalents at end of period	$ 333,528	$ 56,099

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things data files.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2021, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $333,528 and $56,099 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2021 and 2020, the Company had net fixed assets of $2,574 and $0, respectively, and intangible assets of $201,541 and $93,822, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax

items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records service revenue as services are performed using its machine learning technology.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Stock Option Expense
The Company compensates certain employees by granting options to purchase the stock of the Company at a preset price. The Company accounts for the granting of these stock options under US GAAP by approximating the value of the vested shares under a widely accepted valuation methods. The Company recognized stock option expense for the years ended December 31, 2021 and 2020 of $116,396 and $36,017, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES

As of December 31, 2020, the Company has issued $1,001,000 of convertible notes. The convertible notes provide for the conversion of the notes' principal and unpaid interest into common stock. As of December 31, 2020, the convertible notes had accrued $72,530 of unpaid interest.

In 2021, the Company raised $2,457,160 by issuing convertible notes to investors through the StartEngine platform. The Company incurred $280,035 in costs incurred through this convertible note raise. The company reduced the stated amount of the convertible note raise by the issuance costs on its balance sheet. The Company accrued $86,128 of unpaid interest on the convertible notes raised on the StartEngine platform.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

Additionally, four shareholders and/or directors are both common stockholders as well as holders of convertible notes.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering *parri passu* with other convertible note holders.

NOTE 8 – PRIOR PERIOD ADJUSTMENTS

In the course of finalizing the 2021 financial statements, the Company made several corrections to the presentation and classification of the financials statements from 2020. The net result of these was to increase the net loss of the 2020 year and reduce shareholders' equity by approximately $36,000. This change did not materially change the Company's outlook on its ability to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") securities in a campaign under Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is a continuation of its earlier securities offering made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Letter of Intent
The Company has signed a non-binding letter of intent ("LOI") with a blockchain company under which the blockchain company would invest $5 million in AtomBeam as a component of a broader partnership. The valuation in the LOI would be at a substantial multiple to the valuation cap of the notes that were issued in 2021 under our Reg CF offering. As of May 16, 2022, the deal is scheduled to close by late July. However, the LOI includes an exclusivity provision that will expire May 31, 2022, and if the Company and the blockchain company do not agree to extend the exclusivity provision beyond May 31, 2022, the terms of the investment by the blockchain company may be amended significantly or the investment may not close. It is important to note that the LOI is non-binding with respect to the deal, and closing is dependent on the blockchain company raising its own funding and AtomBeam and the blockchain company completing mutual due diligence and executing definitive documents.

Management's Evaluation

Management has evaluated subsequent events through May 16, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

AtomBeam

Hyperefficient Machine Communication


ATOMBEAM
Reducing IoT Data Transmission up to 75%

Website · Moraga, CA · TECHNOLOGY

$0.00 raised

0 Investors	**$51.3M** Valuation
$5.00 Price per Share	**$500.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$3.95M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

AtomBeam is a software company with a game-changing, patented approach to data that has the potential to transform, at the most fundamental level, how most data is transmitted and stored. Needing only the power of a 10 cent processor, and operating up to 400x the speed of compression, AtomBeam compacts data, including the smallest data files generated by machines, by an average of 75%. This compaction enables data on a logic board to move 4x faster or effectively increases the bandwidth of any non-video data link by 4x, all with radically better security. Unlike compressed data, AtomBeam-encoded data is searchable; imagine cataloging 12 base pairs in a million genomes with a few keystrokes instead of over hours or days, or instantly searching a massive blockchain database made multiples more informationally dense by AtomBeam technology. AtomBeam's hyper efficient software has the potential to revolutionize data communication and storage and help bring Web3 and the 4th industrial revolution to life.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- AtomBeam can be used in almost any IoT device, from cellular to automotive, representing a market opportunity that is projected to be over $13.5 billion by 2025 (Source) Numerous other opportunities exist; bioinformatics, satellites, network equipment and much else.
- AtomBeam's innovative technology is protected by seven issued, five allowed and 14 pending patents
- A deep leadership team with extensive experience in software, technology, mathematics, management, sales, finance, and startups

OVERVIEW

AtomBeam is not what you'd expect

AtomBeam® is a data compaction software company that shrinks, secures, and speeds data transmission. We have pioneered a technology that not only significantly reduces the size of machine-generated/IoT data, but also includes built-in, ultralight security. Compaction is a fundamental rethinking of how data is transmitted and stored that addresses the massive increases in data generated by machines, driving out inefficiencies and adding security to a category of data that generally is unprotected, but should be.

Management believes that no other technology can consistently and significantly reduce the size of small IoT data messages while adding security; even the most advanced data compression algorithms are generally ineffective for IoT data.


ATOMBEAM
At A Glance
Founded
Sept. 2017
9 Issued Patents
13 Pending Patents
$4.4M
Raised
Compacts IoT Data 75%
Ultralight IoT Security
USN Contract 2018
USAF Contract 2021

With highly versatile use cases in computing, automotive, satellite communications, and more, our mission is to become the universal standard in IoT data transmission and storage. Our unique ability to effectively triple or quadruple existing network capacity with software, combined with a very small footprint, AtomBeam has the potential to reimagine how data is transmitted. AtomBeam is agnostic to the network, device, operating system, type of data and almost everything else. So long as patterns are present for AtomBeam to exploit and drive out inefficiencies, Compaction can be the answer many users are seeking.


AtomBeam Use Cases Driving IoT Data Efficiency
ATOMBEAM USE CASES
DRIVING IOT DATA EFFICIENCY
ATOM BEAM
Watch on YouTube

THE PROBLEM

Rapidly growing machine data is straining networks



We believe IoT Devices will generate 90 zettabytes of data by 2025
Data generated by IoT devices has the opportunity to increase dramatically
Zettabytes of data Generated by IoT devices (per year)
100
90
80
70
60
50
40
30
20
10
2019
2020
2021
2022
2023
2024
2025

Machine data is growing rapidly with 90 zettabytes projected in 2025 (Source), while the storage capacity of all the data centers in the world is at about two zettabytes (Source). This overwhelming amount of data is placing mounting pressure on networks, slowing and often overloading networks, and costs for end-users is a major problem. 98% of IoT data are also unsecured, but surveys consistently rank security at the top IoT concern (Source, Source).

THE SOLUTION

A highly compact, fully integrated solution



ATOMBEAM Aim to Reduce Data Size
110
01101010111
001100010101
001001001000
001010
75%
size reduction
4x
capacity increase

Using a sophisticated and efficient ecosystem of algorithms and computational paradigms, AtomBeam autonomously and invisibly reduces machine/IoT data typically by 75%. Because it operates at extreme speeds, a 75% reduction in the amount of data that is encoded, sent and decoded equates to an effective quadrupling of available bandwidth, with no additional investment in hardware. By comparison, increasing capacity by 4x in networks would more typically involve launching new satellites, upgrading or building new cellular networks or other, far more costly investments than implementing Compaction.

AtomBeam's product was launched in October 2020, following an extensive patenting, development and testing regimen. Several large prospective customers are currently testing the product, which to date has performed according to specifications and without encountering issues of significance.

Use Case Example:

You need to launch satellites with a bandwidth of 40,000 MBPS


Satellite WITHOUT AtomBeam
Per Satellite
Capacity: 40 GBPS
Launch Cost: $100M
Total Satellites Needed
Number: 4
Launch Cost: $400M


Satellite WITH AtomBeam
Per Satellite
Capacity: 160 GBPS
Launch Cost: $100M
Total Satellites Needed
Number: 1
Launch Cost: $100M

Our solution can make data move four times faster or increase bandwidth by a factor of four. AtomBeam also has ultralight security built-in, allowing for enhanced battery life, increased transmission range, searchable and randomly accessible stored, compacted data.

THE MARKET

A multi-trillion dollar market opportunity through virtually all devices

We're entering a massive market opportunity as the potential impact of IoT is projected at $11 trillion by 2025 (Source). Our cost-effective solution has the potential to reduce the projected total cost of connectivity, security, and cloud services by up to 75%, a potential $200 billion impact in 2025 (Source).


Market Opportunity
Potential impact of IoT is projected at $11 trillion by 2025
Virtually Universal
Home
Vehicles
Office
Cities
Factories
Outside
Human
Worksites
Retail

AtomBeam technology benefits virtually all new devices, including cell phones, laptops, sensors, manufacturing machines, automobiles and trucks, aircraft, UAVs, data centers, and so much more.

ATOMBEAM In Action

OUR TRACTION

Successful corporate trials and patented technology


ATOMBEAM Progress
9 issued patents
13 pending patents

Compaction is receiving high profile attention from major corporations, several of which are working through, or have completed, proof of concept testing and evaluation of AtomBeam. The companies include a $50 billion network equipment company, Saab, a Swedish maker of military aircraft, an affiliate of one of the largest satellite operators, a major video meetings service provider (for non-video data), a large oilfield equipment maker, a blockchain company and several other companies. Several of these companies are highly engaged with AtomBeam, having weekly or even more frequent ongoing technical discussions with our engineering and sales personnel. In every trial AtomBeam's product has performed as advertised, meeting and often exceeding the expectations of the engineers who are managing the testing and evaluation at the prospective customers. AtomBeam believes that with the adoption of its technology by one or more of these market leaders, many more will follow.

We believe our product works seamlessly and has completed satellite data transmission testing on five petroleum tanker trucks, as well as for smart factory data, wearables, acoustic data, connected car data, smart manufacturing, and much else. AtomBeam works at the bit level, making the source of the data irrelevant.

We released our customer portal in October 2020, which along with AtomBeam's software development kit allows large companies to test their data on our site or their servers.

A high profile blockchain company has signed a letter of intent to invest $5 million in AtomBeam at the same pricing as this offering. Their intention is to integrate AtomBeam Compaction in their blockchain, which they believe will result in several key benefits:

- Faster, lower cost transactions
- Stronger security, especially at vulnerable points of data movement
- Reduced storage requirements that retain searchability

This relationship has been in development since mid-2021. Both parties believe that the key competitive advantages provided by the combined product will result in many opportunities. Major corporations are currently engaged in discussions that could potentially result in very significant revenue for both the blockchain company and for AtomBeam. It is important to note, however, that the letter of intent is non-binding with respect to the deal, and closing is dependent on a) the blockchain company raising its own funding and b) AtomBeam and the blockchain company completing mutual due diligence and executing definitive documents. The deal was delayed from the original estimated closing date and is now expected to close by the end of July 2022, or possibly sooner.

THE BUSINESS MODEL

A high gross margin B2B model, with the net-zero cost of goods

AtomBeam has two potential revenue streams: via direct, primary sales to corporations and the government, and via reseller arrangements with device and other platform makers.


Business Model
Direct To End User Sales
$250K - $2M
Target per end user
Reseller Arrangements
$500K - $2M+
Target per reseller

**The above includes Forward Looking Information regarding our target revenue goals per user, please refer to the Risk Factors of our Form C.*

AtomBeam's Compaction technology has an extremely broad range of applications. Because it is not an end-user product, but is incorporated into products ranging from military aircraft to temperature sensors to medical devices, licensing revenue to AtomBeam is realized when a product incorporating it is sold or used by our customers. Pricing models vary greatly and can be dependent on the pricing model used by the customer; fundamentally, however, AtomBeam pricing is based on the following parameters:

- An annual license fee per server on which AtomBeam software is installed, and
- A per-device volume fee based on the number of devices on which AtomBeam software is installed

AtomBeam targets annual license fees of $15,000 to $25,000 per server. The volume/device fee is highly variable; incorporating Compaction into, say 500 military jets is a far different proposition than adding it to thousands of sensors in a single smart building, or for its use in automotive telematics. Some AtomBeam prospects sell a device that would incorporate Compaction for a one-time price, and some sell ongoing services in which AtomBeam can be priced as an annual add-on charge. Very generally, AtomBeam is flexible at this stage of its growth and works with many companies of different sizes and with varying pricing structures. In the future we will generally seek accounts that realize a minimum of $250,000 per year in revenue, albeit with widely varying pricing structures. Large users are expected to generate between $1 and $2 million annually.

Applications of Compaction vary dramatically between users, but fundamentally fall into two categories:

- Users who incorporate AtomBeam into their devices in order to realize the advantages Compaction affords them, such as reduced cost of data transmission, increased effective bandwidth, security and other priorities that vary by user, and
- Users who incorporate Compaction into their devices and act as resellers of Compaction to their end user customers.

To date in 2022, AtomBeam has realized $12,500 in revenue from a proof of concept contract with a major Swedish aircraft manufacturer that will total $25,000 when the PoC is completed in July 2022. The testing has been successful and may result in further testing and potential use in operational aircraft. A contract with an affiliate of a major satellite operator for use in transmitting data from remote mining operators has been negotiated and is expected to be signed in Q3. A blockchain company that has negotiated an investment in AtomBeam has incorporated a $1 million license payment into the transaction. Finally, a major potential source of revenue is the U.S. Government. In 2021 AtomBeam realized approximately $50,000 from a contract with the Air Force, and has multiple opportunities that are in process that may result in significant revenue opportunities, in the millions of dollars, based on high level contacts established by AtomBeam's former DoD advisors.

AtomBeam is software, and consequently the cost of goods is extremely low. The Company projects gross margins to be approximately 85%. Although its current burn rate implies a fixed cost basis of approximately $1.5 million annually, to realize its potential AtomBeam needs to increase this rate to a minimum of $3 million, and potentially more. Management remains focused on capital efficiency but to support sales of its product, more personnel are required. Some of this added expense will only be incurred if the transaction contemplated with the blockchain company is consummated; some will be dependent on the success of this offering; some dependent on the success of proposals to the DoD; and finally some could be incurred if one or more of several ongoing conversations with prospective corporate venture arms resulted in a deal.

For 2022, the Company expects to record revenues of $800,000. This number is projected on the basis of applying probability discounts to each of several potential sources of revenue, including prospective government contracts. Compaction has achieved a level of product development and has been successfully tested by large, sophisticated engineering staffs to be viable for inclusion in high traffic, mission critical environments; consequently management believes that adoption can and will proceed from a solid pipeline of prospective customers who are actively pursuing testing. Please note these are forward looking projections. You can refer to our Forward Looking Information legend at the bottom of this page and our risk factors section in our Offering Memorandum for further details

WHAT WE DO

Data storage and security reimagined

AtomBeam's advanced software technology uses machine learning to reduce the size of individual internet of things data files by 70% or more while adding security. The below data was analyzed and prepared by the AtomBeam team based on internal research and analysis.

Why Does It Matter?

AtomBeam's compaction software creates a data stream that is a fraction of any data compression technology for IoT, telemetry, or internet data

Our software uses AI to seek out data patterns in a sample set of thousands or even millions of IoT files. When a data pattern repeats frequently in various files, it is placed in a Codebook. An index or "Codeword" is then assigned to the pattern.

Once complete, the Codebook is loaded into a source, such as an IoT device, and then a destination. The source and destination can now communicate in Codewords rather than the original data, greatly reducing transmission latency and the size of data, while adding security through obfuscation of the data. The original data never leaves the source; only Codewords are transmitted.


Compression & Its Issues:
Operates on single files
IoT messages are generally too small for compression to be effective
Compression generally reduces marginally or not at all, is slow and computationally intensive


The Genius of AtomBeam:
AtomBeam's Compaction uses machine learning to exploit patterns across thousands of IoT messages
Compaction drives out inefficiencies, adds security, increases bandwidth by 4x and is ultra-fast

HOW WE ARE DIFFERENT

We believe no other technology synthesizes and compacts data as efficiently and securely


ATOMBEAM Data Compaction
Incomparable Benefits
AtomBeam Instant-On
2x Effective Transmission Range
Added Security
Searchability/ Random Access
Reduce Data Transmitted by 50-90%
25%-50% Longer Battery Life

We believe that no other technology significantly reduces the size of the smallest machine/IoT data as AtomBeam does, while at the same time adding security. Our competition is generally limited to adding to the bandwidth of cellular carriers, satellite communications providers, a far more expensive and longer process than simply adding AtomBeam software to existing networks.

With 12 patents issued or allowed, and fourteen pending, our proprietary technology uniquely, and management believes defensively via its patents, integrates top-of-line security with efficiency and compact storage.

THE VISION

The leading storage software that is virtually ubiquitous

AtomBeam is a low-cost and low-risk technology. Users continue to test our software in their systems and are moving to adoption, proving that AtomBeam has never lost a bit in transmission. The size of the companies and engineering effort they are applying to evaluate AtomBeam testifies to the prospective impact they believe Compaction can have on their businesses. In many cases, the prospective ROI is virtually immediate, so great is the potential savings to their business.



Compression vs. ATOMBEAM
A Visual Example
Compression:
Example: 150 bte IoT messages
Compression needs to batch 8+ to be effective
COMPRESSION
Compressed
File Transmitted
DECOMPRESSION
AtomBeam:
ATOMBEAM
ATOMBEAM
AtomBeam encodes and transmits immediately, as the first message is generated

The highly compact size of code and light computing requirements means that the software can quickly become virtually ubiquitous - a perfect match for many companies.

WHY INVEST

Join the movement toward the fourth industrial revolution



Invest in ATOMBEAM
Expected Invaluable
ROI for Customers
9 issued patents
13 pending patents
Large Enterprise on Board

AtomBeam has seven issued patents that protect a technology that may be one of the most important innovations of the fourth industrial revolution.

September 2017

AtomBeam Up and Running

AtomBeam (under its prior name, Drivewarp) was founded on the basis of the original concept: a revolutionary new way to reduce the size of data files.

October 2017



First Patent Filed

AtomBeam filed its first provisional patent, after making a careful survey of the patent landscape of other inventions related to data compression.

July 2018



Award of Navy Contract

AtomBeam was awarded a contract with the U.S. Navy to research the potential application of its technology to the problem of satellite transmission of acoustic submarine detection data.

December 2018


Math

Prototype Complete

The key mathematical algorithms and making them work together complete.

January 2019



First Beta Customer

First customer signs contract to use AtomBeam software in beta test, which is successful in field use.

January 2020



First Full Software Release

Version 1.0 of the core AtomBeam software made available.

January 2021

First StartEngine Crowdfunding Start

AtomBeam launched a StartEngine Reg CF capital raise, cumulating in a successful campaign that raised $2.5+ million.

January 2022

Saab Signed as a Customer

Saab, the $40 billion Swedish defense contractor, awarded AtomBeam a contract to move forward in using its software.

In the Press

CISION PR Newswire · IoT Evolution · ANGEL NOTES

SHOW MORE

Meet Our Team





Charles Yeomans

CEO

Charles has over 25 years of experience in executive management and investment banking. He was previously CEO Trigemina, a biotech firm, and also was CEO of an employee benefits technology firm, Portal Group Holdings. He was COO at Frenkel & Co., Inc., in New York City, and EVP of Ultralink, a Southern California-based technology firm. He has been the architect of several successful company foundings, three of which resulted in the creation of some of the nation's largest insurance brokerages. Prior to becoming a manager, Mr. Yeomans was an investment banker for Drexel Burnham Lambert, and was also an intelligence officer in the U.S. Navy. Mr. Yeomans holds an AB degree from Kenyon College and an MBA from Stanford.

Asghar Riahi

Chief Technical Officer

Asghar is the originator of the original idea for AtomBeam and is responsible for development of AtomBeam's product and IP. Asghar is a leading technology innovator, with over 25 years of international experience in software and IT solutions focusing on managing system programming and software development in the areas of Cloud, IoT, security, and disaster recovery solutions. Prior to AtomBeam, Asghar managed technical and software teams towards designing and implementing IT solutions for data center management, cybersecurity, virtualization, and high availability, including holding technical lead positions at University of California at Berkeley, RedHat Inc, Seagate Technology, Hewlett Packard (HP), and Siemens. At HP, Asghar was a pioneer in Cloud implementation as he worked closely with the HP Labs to deliver the first Cloud solutions to HP customers. Asghar holds a MS in Computer Science from Vienna University of Technology.



Josh Cooper, PhD

Chief Scientist

Josh is a Professor of Mathematics at the University of South Carolina and Data Science/Machine Learning Consultant. He is AtomBeam's chief software architect and plays a key role in product and IP development, spending approximately 20 hours per month in that role. He holds a BS in Mathematics and Linguistics from MIT and PhD in Mathematics (Extremal Combinatorics) from UCSD and has published 40+ papers on a variety of subjects in discrete mathematics and computer science. Specialties: Discrete Mathematics and Theoretical Computer Science (more specifically: Quasirandomness/Discrepancy, Spectral Graph/Hypergraph Theory, Discrete/Computational Geometry, Universal Cycles, Combinatorial Number Theory, Coding Theory, Extremal Combinatorics, Permutation Patterns, Stochastic Processes, Information Theory, Combinatorial Algorithms, Complexity Theory, Cryptography) and Data Science (Data Mining, Machine Learning, Computational Linguistics/NLP, Sentiment/Emotional Analysis).



Mojgan Haddad, PhD

Director

Mojgan Haddad, PhD is Senior Director of Software Engineering at Corin. Mojgan spends approximately 10 hours per month working with AtomBeam. Prior to Corin, Dr. Haddad was Senior Director, Bioinformatics & Software of Talis Biomedical Corporation, managing a software development effort and supervising over 60 software developers. Dr. Haddad has 20+ years of experience in research informatics and has served in various roles at Monogram Biosciences, a LabCorp company, including Director of Bioinformatics and Biostatistics, and Director of Software Engineering, from 2000 to 2014. During Mojgan's tenure with Talis, she led the Bioinformatics and Software group where she directed her team's efforts towards advancing the company's software, analytics, bioinformatics tools, algorithms, and infrastructure to enable efficient data-driven decision making with respect to Talis' medical diagnostic products. Dr. Haddad serves as an editor for several scientific journals, and has published extensively in the area of data science for virology, oncology, and personalized medicine.



Courtney Benham

Director

Courtney is a wine producer in Napa Valley, and owns the Martin Ray wine and label there, among other labels, including Courtney Benham wines. He spends about 10 hours per month working with AtomBeam.



Kayla Vallarta

Director of Operations and Controller

Kayla has a 14 years of experience in operations, financial modeling and analysis, fiscal budgeting, management and forecasting, financial reporting, oversight of internal controls, bank reporting, and debt covenant compliance. Most recently, she served as a senior financial analyst of a consulting firm specializing in M&A transactions. Kayla has an MBA in finance from St. Mary's College.

Offering Summary

Company :	AtomBeam Technologies Inc.
Corporate Address :	1036 Country Club Dr, Suite 200, Moraga, CA 94556
Offering Minimum :	$10,000.00
Offering Maximum :	$3,948,670.00
Minimum Investment Amount (per investor) :	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	789,734
Price per Share	$5.00
Pre-Money Valuation	$51,336,425.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Friends and Family Early Birds

Invest within the first 96 hours and receive 40% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 30% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares.

Amount-Based Investment Incentives

Tier 1| $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3 | $20,000+

Invest $20,000+ and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AtomBeam Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow AtomBeam to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript

Hi, I'm Charles Yeomans, I'm CEO of AtomBeam.

AtomBeam was founded on the basis of a major need: to make the deluge of data coming from machines, which we call the internet of things, more manageable and more secure.

According to IDC, IoT data will comprise half of all data generated in 2025, or 90 zettabytes. At present, the collective storage capacity of every data center in the world amounts to less than two zettabytes. To add to that, 98% of IoT data has virtually no security. Networks are straining to keep up with all this, and users are paying more and more to send data.

Data compression has been around for over 40 years, but generally is ineffective for IoT data, because the file sizes are too small. We need a solution to rein in all this data, and also to make it more secure.

And that's where AtomBeam comes in. We have a dedicated and experienced team of scientists, engineers and salespeople and we have a revolutionary idea. AtomBeam's big advantage is its machine learning capability, which can detect repeats of patterns across thousands of IoT files. We reduce the size of IoT data typically by 75%, and provide a kind of ultralight security, all in one step. This means that AtomBeam-equipped networks may be able to handle three to four times more data. The speed of the data increases, security is improved, batteries last longer, transmission costs are lower, you can search and analyze your stored data, and realize other very useful benefits. That is why big companies are testing it now in smart factories, wearables, cell phones, connected cars, aircraft communications and in other use cases.

AtomBeam may one day be in billions of these IoT devices. The software is highly sophisticated and can fit in almost anything. The technology is protected by 12 patents and is a complete, production product. Our goal is for you to use AtomBeam in your phone, eat food grown with the help of AtomBeam equipped IoT sensors, use products from smart factories enhanced by AtomBeam, drive a car equipped with AtomBeam. It may be everywhere, saving money, speeding data and speeding the advance of the fourth industrial age.

And now we're seeking to raise capital from the public through an equity crowdfunding campaign. You can now take part in AtomBeam as an investor and join us in this revolution. Learn more about this opportunity at Startengine.com.

Transcript for video: AtomBeam Use Cases Driving IoT Data Efficiency

AtomBeam is a radical rethinking of how data transmission and storage can work. It is an entirely new way to transmit a dramatically reduced amount of data with a limited computing power.

AtomBeam is software that can operate on small units of data making it suitable for the Internet of Things, or IoT, telemetry, and storage applications. This is made possible by the advanced mathematics and artificial intelligence at AtomBeam's core, which enables the software to send only small code word indexes to the receiving device.

AtomBeam can effectively increase bandwidth by a factor of three or four times the same network without AtomBeam, using software to achieve what would otherwise cost billions of dollars in hardware.

What are the ways AtomBeam can be used to drive efficiency in transmitting data? Let's take a look.

You manage a low-power wide area network for several soybean farms, generating and transmitting sensor data, measuring soil moisture content, temperature and other information from thousands of IoT devices spread over hundreds of thousands of acres. The network is slow, information is often lost, and the farmers you want to supply additional information that is simply beyond the bandwidth capacity that you have available. You add AtomBeam to your network and your bandwidth is effectively tripled, far more information is lost, and you can send far more content compared to before. Pretty good outcome!

You use a satellite service to track your trucking fleet. Satellite telemetry tells you where the trucks are and a bit of additional information. But you want more. Detailed maintenance status, temperature of the load and other information that would allow you to better plan and drive efficiency. With AtomBeam, loaded into the system you can send three times the content you had before and now you have the information you need to improve uptime and maximize load efficiency.

Here's another example. You manage the network for an array of devices in a smart city including thousands of parking meters, waste containers, pollution sensors, traffic monitors, and more. The sheer volume of information is too much for your network, adding latency and data loss. And you must do something to fix the problem. You load AtomBeam into your IoT devices and data center and suddenly your network is transformed. You have three times the effective bandwidth than you had before and everything now runs smoothly. You can even add more capabilities.

AtomBeam is optimal for a variety of resource constrained applications, be they time limited, network limited, power limited, or latency constrained. AtomBeam is the solution that can make network devices work faster and better.

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